SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Long form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F☒ Form 40-F☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 23, 2007
Banco Latinoamericano de Exportaciones, S.A.

	By:	/s/ Pedro Toll
Name: Pedro Toll Title: Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Net Income of $14.8 million for the First Quarter of 2007

Financial Highlights

First Quarter 2007 vs. First Quarter 2006:

•
Operating income(1) increased 52% from the first quarter of 2006, driven by higher Treasury Division revenues and a 47% increase in net interest income, the latter resulting mostly from a 23% increase in the average loan portfolio and a 20 bps increase in net interest margins.

•	Efficiency ratio improved to 35% from 41%.
•	The credit portfolio grew 17%.
•	Net income declined 11% due to lower credit provision reversals.

First Quarter 2007 vs. Fourth Quarter 2006:

•
Driven by higher Commercial Division and securities revenue, and lower operating expenses, which offset a reduction in trading gains from the strong levels of the fourth quarter, operating income was maintained at $14.0 million.

•	At March 31, 2007, the credit portfolio stood at $4.2 billion, 5% higher than at December 31, 2006.
•	Deposits grew 31%, totaling $1.4 billion at March 31, 2007.
•	Net income amounted to $14.8 million, down 30% from the previous quarter, due to lower credit provision reversals and no asset recoveries during the quarter.

(1) Operating income refers to net income excluding reversals of provisions for credit losses, recoveries (impairment) on assets, and cumulative effect on prior years of changes in accounting principles.

Panama City, Republic of Panama, April 23, 2007 - Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the first quarter ended March 31, 2007.

The table below depicts selected key financial figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

(US$ million, except percentages and per share amounts)	1Q06	4Q06	1Q07
Net interest income	$11.6	$16.7	$17.1
Operating income	$9.2	$14.1	$14.0
Net income	$16.7	$21.1	$14.8
EPS (2)	$0.44	$0.58	$0.41
Return on average equity	11.1%	14.5%	10.2%
Tier 1 capital ratio	32.2%	24.4%	22.3%
Net interest margin	1.62%	1.76%	1.82%
Book value per common share	$15.40	$16.07	$16.24
Total assets	$3,105	$3,978	$4,274
Total stockholders’ equity	$582	$584	$590

(2) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer

Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the quarter's results: "The operating results of the first quarter represent the strongest start of the year that Bladex has enjoyed since we started to transform the business model three years ago. Our commercial operations continued growing at a rate exceeding our goal of three to four times the underlying growth rate of the region, while posting the strongest increase in net lending margins that we have seen in 16 quarters. Along with a solid performance in the Available for Sale portfolio, these increased revenues offset the smaller trading gains generated in the Treasury Division after a particularly solid fourth quarter. The results are, in our opinion, clear evidence of the value of the diversification instilled in our revenue engine.

With revenue growth continuing to outpace the expenses needed to support an expanding business, Bladex’s efficiency levels improved yet again, reaching 35%, placing the Bank in a privileged competitive position within the industry.

There were significant positive developments on the liability side of the balance sheets as well, with deposits increasing a full 31% during the quarter. I consider the growth to be of special significance as it was fueled by deposits from Latin American state institutions.

In financial terms, the 10.2% ROE represents the first time since 2002 that Bladex has reached double digit return levels without the effect of provision reversals related to the impaired portfolio in Argentina. It is noteworthy that the Bank reached this result while working off a strong Tier 1 capitalization of 22.3%. I believe this constitutes further proof of Bladex’s ability to meet our objective of steadily improving ROE levels through careful growth.

In summary, Bladex’s business keeps growing, our profitability improving, our efficiency strengthening, and our credit quality remains extraordinarily solid. These trends affirm Bladex’s commitment to add value to its shareholders, while fulfilling the Bank’s critically important mission of supporting trade in the Region."

BUSINESS OVERVIEW

Commercial Division

The Commercial Division incorporates the Bank’s financial intermediation and fee generation activities. Operating income from the Commercial Division includes net interest income from loans, fee income, and allocated operating expenses.

Total operating income from the Commercial Division for the first quarter 2007 increased 16% compared to the prior quarter, and 58% with respect to the first quarter of 2006. The 2007 quarterly increase was driven by a 4% increase in net interest income, driven primarily by higher lending margins, and by a reduction of $1.3 million in operating expenses.

The Commercial Division’s operating income from its core business (i.e. excluding operating income from the impaired portfolio) amounted to $10.0 million, up 23% from the prior quarter. Going forward, as the impaired portfolio was reduced to zero during the fourth quarter of 2006, the Bank anticipates no additional operating income from the impaired portfolio.

During the quarter, the Bank disbursed $2.1 billion, 6% more than in the previous quarter. Please refer to Exhibit IX for the Bank’s distribution of credit disbursements by country.

As of March 31, 2007, the Bank’s commercial portfolio totaled $3,749 million, up $114 million, or 3%, from December 31, 2006, and up $489 million, or 15%, from March 31, 2006.

As of March 31, 2007, the corporate market segment represented 48% of the total commercial portfolio compared to 45% as of December 31, 2006, and 33% a year ago. 69% of the Bank’s corporate portfolio represented trade financing.

The commercial portfolio as a whole, continues to be short-term in nature, with 68% maturing within one year. 67% of the commercial portfolio consists of trade financing.

Treasury Division

The Treasury Division incorporates the Bank’s investment securities, as well as proprietary asset management activities. Operating income from the Treasury Division is net of allocated operating expenses, and includes net interest income on securities, and gain and losses on derivatives and hedging activities, securities trading, securities sales, and foreign exchange transactions.

For the first quarter of 2007, operating income from the Treasury Division amounted to $4.0 million, compared to $5.5 million in the fourth quarter of 2006. The $1.5 million decline in operating income for the quarter was attributed to lower trading gains on the Bank’s proprietary asset management activity, which were partially offset by higher net gains on the sale of securities available for sale.

The securities portfolio, including investment securities available for sale (“AFS”), securities held to maturity (“HTM”) and trading securities, amounted to $620 million as of March 31, 2007, an increase of 3% from December 31, 2006, and 98% from March 31, 2006. As of March 31, 2007, the trading and AFS securities portfolio represented 13% of total credit portfolio, and consisted of Latin American securities (please refer to Exhibit VIII for a per country distribution of the AFS securities). In addition, at March 31, 2007, the Bank held $80 million investment-grade rated paper in OECD countries, as part of its liquidity reserves.

At March 31, 2007, deposits increased 31% compared to the balance as of December 31, 2006, amounting to $1.4 billion, reflecting mostly higher deposits from state-owned banks.

CONSOLIDATED RESULTS OF OPERATIONS

Operating income for the first quarter of 2007 amounted to $14.0 million, essentially unchanged from the previous quarter, and $4.8 million, or 52%, higher than the first quarter of 2006.

Net income for the first quarter of 2007 amounted to $14.8 million, a decrease of 30% from the previous quarter and 11% from the first quarter of 2006. These reductions were mainly the result of lower reversal of provisions for credit losses and no assets recoveries during the quarter.

NET INTEREST INCOME AND MARGINS

The table below shows the Bank’s net interest income and net interest margin for the periods indicated:

(In US$ million, except percentages)

	1Q06	4Q06	1Q07
Net Interest Income	$11.6	$16.7	$17.1
Net Interest Margin (1)	1.62%	1.76%	1.82%
(1) Net interest income divided by average balance of interest-earning assets.

1Q07 vs. 4Q06

Net interest income for the first quarter of 2007 totaled $17.1 million, an increase of $0.3 million, or 2%, over the fourth quarter of 2006, mostly due to an increase in net interest margins (6 bps), which was driven by increasing lending margins and loan fees resulting from the changing mix of the portfolio to corporations and more favorable pricing structures.

1Q07 vs. 1Q06

The $5.5 million, or 47%, increase in net interest income when compared to the first quarter of 2006, reflects increased average loan and investment securities portfolios, as well as higher net interest margins (“NIM”). The increase of 20 bps in NIM was mainly due to higher average lending margins and increased market interest rates, which had a positive impact on the Bank’s interest rate gap and available capital.

COMMISSION INCOME

The following table provides a breakdown of commission income for the periods indicated:

(In US$ thousands)
	1Q06	4Q06	1Q07
Letters of credit	$981	$1,208	$654
Guarantees	438	245	248
Loans	108	167	233
Other	52	108	180
Commission Income	$1,580	$1,728	$1,314

Commission Expense	(8)	(6)	(39)
Commission Income, net	$1,572	$1,722	$1,275

Compared to the fourth quarter of 2006, commission income for the first quarter of 2007 decreased by $0.4 million, mostly due to fee income related to non-accruing credits for $0.5 million, that was reduced to zero in the fourth quarter. Excluding this factor, commission income, net, increased by 3%.

Compared to the first quarter of 2006, the $0.3 million reduction in commission income, net, resulted mainly from lower letter of credit activity.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

As of March 31, 2007, there were no credits in non-accruing status. At the same date, the Bank had $0.1 million in past due loans, which were collected by April 10, 2007.

As of March 31, 2007, the allowance for loan losses totaled $56.6 million, an increase of $5.3 million from December 31, 2006, reflecting the 11% growth of the loan portfolio. As of March 31, 2007, the allowance for loan losses to loan portfolio ratio remains at 1.7%, unchanged from December 31, 2006. The allowance for off-balance sheet credit losses amounted to $21.0 million, a $6.2 million decline from December 31, 2006, as a result of the 32% reduction in contingencies.

The following table shows information about the provision for credit losses, for the dates indicated:

(In US$ million)

	1Q06	4Q06	1Q07
Provision for loan losses	$(3.8)	$(1.5)	$(5.4)
Reversal of provision for losses on off-balance sheet credit risk	11.2	2.9	6.2
Total reversal of provision for credit losses	$7.4	$1.4	$0.8

OPERATING EXPENSES AND EFFICIENCY RATIO

The following table shows a breakdown of the components of operating expenses for the periods indicated:

(In US$ thousands)

	1Q06	4Q06	1Q07
Salaries and other employee expenses	$3,530	$5,806	$4,263
Depreciation of premises and equipment	174	547	627
Professional services	701	699	740
Maintenance and repairs	269	175	291
Other operating expenses	1,653	2,034	1,664
Total Operating Expenses	$6,327	$9,261	$7,586

1Q07 vs. 4Q06

Operating expenses decreased $1.7 million, or 18%, during the first quarter of 2007, mostly due to decreased salaries and other employee expenses related to severance payments and variable compensation costs incurred in the fourth quarter of 2006.

1Q07 vs. 1Q06

Compared to the first quarter of 2006, operating expenses increased $1.3 million, or 20%, as a result of higher salary expenses associated with the development of the corporate segment and the revenue units in Treasury, as well as increased depreciation expenses related to the Bank’s new technology platform.

Driven by net operating revenues that continued increasing faster than operating expenses, the efficiency ratio improved to 35% in the first quarter of 2007, from 40% in the fourth quarter of 2006.

PERFORMANCE AND CAPITAL RATIOS

The following table sets forth the return on average stockholders’ equity and the return on average assets for the periods indicated:

	1Q06	4Q06	1Q07
ROE (return on average stockholders’ equity)	11.1%	14.5%	10.2%
ROA (return on average assets)	2.3%	2.2%	1.5%

Although the Bank is not subject to the capital adequacy requirements of the U.S. Federal Reserve Board, if the U.S. Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank’s Tier 1 and Total Capital Ratios at the dates indicated would be as follows:

	31-MAR-06	31-DEC-06	31-MAR-07
Tier 1 Capital Ratio	32.2%	24.4%	22.3%
Total Capital Ratio	33.5%	25.7%	23.6%

As of March 31, 2007, the number of common shares outstanding was 36.3 million, unchanged from December 31, 2006, and compared to 37.8 million as of March 31, 2006.

OTHER EVENTS

•	Quarterly Common Dividend Payment: On April 10, 2007, the Bank paid the regular quarterly dividend of $0.22 per common share to shareholders of record as of March 30, 2007.

•	Annual Shareholders’ Meeting: Bladex’s Annual Shareholders’ Meeting took place on April 18, 2007, in Panama City, Panama. At this meeting, shareholders:

•
Elected Mr. Jose Maria Rabelo as Director representing Class “A” shareholders, and Mr. Herminio Blanco, Mr. William Hayes and Ms. Maria da Graça França as Directors representing Class “E” shareholders;

•	Approved the Bank’s financial statements for the fiscal year ended December 31, 2006; and

•
Appointed Deloitte as the Bank’s new auditors for the fiscal year ending December 31, 2007. The change of independent auditor was approved and recommended to stockholders by the Audit and Compliance Committee of the Bank’s Board of Directors. The recommendation was based on cost efficiency reasons.

Deloitte is a registered Public Accounting Firm. During the years ended December 31, 2006 and 2005, and through the date hereof, the Bank did not engage Deloitte on any matters. The Bank has been advised by Deloitte that neither that firm nor any of its affiliates has any relationship with the Bank or its subsidiaries, other than the relationship that typically exists between independent auditors and their clients.

The reports of KPMG - the Bank’s independent auditor through April 18, 2007, - on the Bank’s consolidated financial statements for the years ended December 31, 2006 and 2005 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. In connection with the audit of the two fiscal years ended December 31, 2006 and 2005, and during the subsequent interim period through the date of this report, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused them to make reference to the subject matter of the disagreements in connection with their opinion on the Bank’s consolidated financial statements. In addition, there have been no reportable events, as defined in Item 304 (a)(1)(v) of Regulation S-K.

•
Chairman of the Board: At a Board of Directors meeting held on April 18, 2007, following the Annual Shareholders’ Meeting, the Board of Directors re-elected Mr. Gonzalo Menéndez Duque as Chairman of the Board for a one-year term.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the treasury function, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through March 31, 2007, Bladex had disbursed accumulated credits of over $146 billion.

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

		AT THE END OF,
	(A)	(B)	(C)	(C) - (B)		(C) - (A)
	Mar. 31, 2006	Dec. 31, 2006	Mar. 31, 2007	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS
Cash and due from banks (1)	$149	$332	$308	($24)	(7)%	$158	106%
Trading assets	0	130	94	(36)	(28)	94	n.a. (*)
Securities available for sale	287	346	446	100	29	159	55
Securities held to maturity	26	125	80	(45)	(36)	54	206
Loans	2,590	2,981	3,302	321	11	712	28
Less:
Allowance for loan losses	(43)	(51)	(57)	(5)	10	(13)	31
Unearned income and deferred loan fees	(5)	(4)	(4)	0	(4)	1	(17)
Loans, net	2,541	2,925	3,241	316	11	700	28

Customers' liabilities under acceptances	47	46	6	(40)	(87)	(41)	(87)
Premises and equipment, net	3	11	11	(1)	(5)	7	231
Accrued interest receivable	35	55	52	(3)	(5)	18	51
Other assets	15	7	37	29	402	21	139

TOTAL ASSETS	$3,105	$3,978	$4,274	$296	7%	$1,169	38%

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Demand	$22	$132	$102	($30)	(23)%	$81	371%
Time	1,122	924	1,278	354	38	155	14
Total Deposits	1,144	1,056	1,380	324	31	236	21

Securities sold under repurchase agreements	124	438	446	8	2	322	261
Short-term borrowings	564	1,157	949	(208)	(18)	385	68
Medium and long-term debt and borrowings	519	559	732	174	31	214	41
Trading liabilities	0	55	80	25	45	80	n.a. (*)
Acceptances outstanding	47	46	6	(40)	(87)	(41)	(87)
Accrued interest payable	20	28	34	5	19	14	67
Reserve for losses on off-balance sheet credit risk	41	27	21	(6)	(23)	(20)	(49)
Redeemable preferred stock (US$10 par value)	5	0	0	0	0	(5)	(100)
Other liabilities	58	27	36	9	34	(21)	(37)
TOTAL LIABILITIES	$2,522	$3,394	$3,684	$290	9%	$1,162	46%

STOCKHOLDERS' EQUITY
Common stock, no par value, assigned value of US$6.67	280	280	280
Additional paid-in capital in exces of assigned value	134	135	135
Capital reserves	95	95	95
Retained earnings	184	205	212
Accumulated other comprehensive income	(1)	3	2
Treasury stock	(111)	(135)	(135)

TOTAL STOCKHOLDERS' EQUITY	$582	$584	$590	$6	1%	$8	1%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,105	$3,978	$4,274	$296	7%	$1,169	38%

(1)	Cash and due from banks includes pledged of deposit in the amount of US$60 million at March 31, 2007, US$33 million at December 31, 2006, and US$5 million at March 31, 2006.

(*)	"n.a." means not applicable.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(C) - (B)		(C) - (A)
	Mar. 31, 2006	Dec. 31, 2006	Mar. 31, 2007	CHANGE	%	CHANGE	%
	(In US$ thousand, except per share data)
INCOME STATEMENT DATA:
Interest income	$38,109	$63,016	$60,993	($2,023)	(3)%	$22,884	60%
Interest expense	(26,527)	(46,278)	(43,917)	2,361	(5)	(17,390)	66

NET INTEREST INCOME	11,581	16,738	17,076	338	2	5,495	47

Provision for loan losses	(3,772)	(1,526)	(5,354)	(3,828)	251	(1,583)	42

NET INTEREST INCOME AFTER REVERSAL
(PROVISION) FOR LOAN LOSSES	7,810	15,212	11,722	(3,490)	(23)	3,912	50

OTHER INCOME (EXPENSE):
Reversal for losses on off-balance sheet credit risk	11,183	2,949	6,158	3,210	109	(5,025)	(45)
Fees and commissions, net	1,572	1,722	1,275	(447)	(26)	(296)	(19)
Derivatives and hedging activities	(170)	115	(485)	(600)	(520)	(314)	184
Recoveries on assets, net of impairments	0	5,551	0	(5,551)	0	0	n.a. (*)
Trading gains	0	4,849	1,008	(3,841)	(79)	1,008	n.a. (*)
Net gains on sale of securities available for sale	2,568	0	2,699	2,699	n.a. (*)	131	5
Gain (loss) on foreign currency exchange	14	(67)	1	68	(101)	(14)	(96)
Other income, net	0	0	41	41	n.a.	41	18,736
NET OTHER INCOME (EXPENSE)	15,167	15,118	10,697	(4,421)	(29)	(4,470)	(29)

OPERATING EXPENSES:
Salaries and other employee expenses	(3,530)	(5,806)	(4,263)	1,543	(27)	(733)	21
Depreciation of premises and equipment	(174)	(547)	(627)	(81)	15	(453)	260
Professional services	(701)	(699)	(740)	(41)	6	(39)	6
Maintenance and repairs	(269)	(175)	(291)	(115)	66	(22)	8
Other operating expenses	(1,653)	(2,034)	(1,664)	369	(18)	(12)	1
TOTAL OPERATING EXPENSES	(6,327)	(9,261)	(7,586)	1,675	(18)	(1,259)	20

NET INCOME	$16,650	$21,070	$14,834	($6,237)	(30)%	($1,817)	(11)%

PER COMMON SHARE DATA:
Net income per share	0.44	0.58	0.41
Diluted earnings per share	0.43	0.57	0.40

Average basic shares	38,065	36,329	36,329
Average diluted shares	38,522	36,853	36,990

PERFORMANCE RATIOS:
Return on average assets	2.3%	2.2%	1.5%
Return on average stockholders' equity	11.1%	14.5%	10.2%
Net interest margin	1.62%	1.76%	1.82%
Net interest spread	0.44%	0.76%	0.88%
Total operating expenses to total average assets	0.86%	0.96%	0.79%

(*)	"n.a." means not applicable.

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE THREE MONTHS ENDED MARCH 31,
	2006	2007
(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$11,581	$17,076
Fees and commissions, net	1,572	1,275
Reversal of provision for loan and off-balance sheet credit losses, net	7,412	804
Derivatives and hedging activities	(170)	(485)
Trading gains	0	1,008
Net gains on sale of securities available for sale	2,568	2,699
Gain (loss) on foreign currency exchange	14	1
Other income, net	0	41
Operating expenses	(6,327)	(7,586)
NET INCOME	$16,650	$14,834

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	313	620
Loans, net	2,541	3,241
Total assets	3,105	4,274
Deposits	1,144	1,380
Securities sold under repurchase agreements	124	446
Short-term borrowings	564	949
Medium and long-term debt and borrowings	519	732
Trading liabilities	0	80
Total liabilities	2,522	3,684
Stockholders' equity	582	590

PER COMMON SHARE DATA:
Net income per share	0.44	0.41
Diluted earnings per share	0.43	0.40
Book value (period average)	15.96	16.19
Book value (period end)	15.40	16.24

(In US$ thousand);
Average basic shares	38,065	36,329
Average diluted shares	38,522	36,853
Basic shares period end	37,815	36,329

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	2.3%	1.5%
Return on average stockholders' equity	11.1%	10.2%
Net interest margin	1.62%	1.82%
Net interest spread	0.44%	0.88%
Total operating expenses to total average assets	0.86%	0.79%

ASSET QUALITY RATIOS:
Non-accruing loans and investments to total loan and selected investment portfolio (1)	0.6%	0.0%
Charge offs net of recoveries to total loan portfolio (1)	0.0%	0.0%
Allowance for loan losses to total loan portfolio (1)	1.7%	1.7%
Allowance for losses on off-balance sheet credit risk to total contingencies	6.1%	4.7%

CAPITAL RATIOS:
Stockholders' equity to total assets	18.8%	13.8%
Tier 1 capital to risk-weighted assets	32.2%	22.3%
Total capital to risk-weighted assets	33.5%	23.6%

(1)	Loan portfolio is presented net of unearned income and deferred loan fees.

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES	EXHIBIT IV

	FOR THE THREE MONTHS ENDED,
	March 31, 2006				December 31, 2006			March 31, 2007
	AVERAGE		AVG.		AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE		BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
					(In US$ million)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$185	$2.0	4.42%		$151	$1.9	5.01%	$230	$3.0	5.28%
Loans, net of unearned income & deferred loan fees	2,473	32.7	5.30		3,026	49.2	6.37	3,067	50.0	6.53
Impaired loans	22	0.3	5.68		1	0.0	8.05	0	0.0	n.a.	(*)
Trading assets	0	0.0	n.a.	(*)	128	4.9	15.10	123	2.5	8.19
Investment securities	217	3.0	5.56		463	6.9	5.84	379	5.4	5.69

TOTAL INTEREST EARNING ASSETS	$2,896	$38.1	5.26%		$3,768	$63.0	6.54%	$3,798	$61.0	6.42%

Non interest earning assets	105				93			98
Allowance for loan losses	(38)				(50)			(51)
Other assets	13				27			44

TOTAL ASSETS	$2,975				$3,839			$3,889

INTEREST BEARING LIABILITITES

Deposits	$1,006	$11.4	4.54%		$1,092	$14.9	5.33%	$1,158	$15.4	5.31%
Trading liabilities	0	0.0	n.a.	(*)	72	3.6	19.35	58	1.0	6.61
Securities sold under repurchase agreement and
short-term borrowings	665	7.9	4.76		1,465	20.4	5.44	1,365	18.7	5.47
Medium and long-term debt and borrowings	530	7.2	5.43		503	7.5	5.82	589	8.9	6.06

TOTAL INTEREST BEARING LIABILITIES	$2,201	$26.5	4.82%		$3,132	$46.3	5.78%	$3,170	$43.9	5.54%

Non interest bearing liabilities and other liabilities	$167				$132			$130

TOTAL LIABILITIES	2,368				3,264			3,300

STOCKHOLDERS' EQUITY	608				575			588

TOTAL LIABILITIES AND STOCKHOLDERS' EQU	$2,975				$3,839			$3,889

NET INTEREST SPREAD			0.44%				0.76%			0.88%
NET INTEREST INCOME AND NET
INTEREST MARGIN		$11.6	1.62%			$16.7	1.76%		$17.1	1.82%

(*)	"n.a." means not applicable.

EXHIBIT V

CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except ratios)

	YEAR	FOR THE THREE MONTHS ENDED				YEAR	FOR THE THREE MONTHS
	ENDED					ENDED	ENDED
	DEC 31/05	MAR 31/06	JUN 30/06	SEP 30/06	DEC 31/06	DEC 31/06	MAR 31/07

INCOME STATEMENT DATA:
Interest income	$116,823	$38,109	$47,957	$54,268	$63,016	$203,350	$60,993
Interest expense	(71,570)	(26,527)	(33,021)	(38,687)	(46,278)	(144,513)	(43,917)

NET INTEREST INCOME	45,253	11,581	14,936	15,582	16,738	58,837	17,076

Reversal (provision) for loan losses	54,155	(3,772)	(1,973)	(4,575)	(1,526)	(11,846)	(5,354)

NET INTEREST INCOME AFTER REVERSAL (PROVISION)
FOR LOAN LOSSES	99,408	7,810	12,962	11,006	15,212	46,991	11,722

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	(15,781)	11,183	3,602	7,158	2,949	24,891	6,158
Fees and commissions, net	5,826	1,572	1,309	1,790	1,722	6,393	1,275
Derivatives and hedging activities	2,338	(170)	(106)	(63)	115	(225)	(485)
Recoveries on assets, net of impairments	10,206	0	0	0	5,551	5,551	0
Trading gains (losses)	0	0	(2,376)	(1,594)	4,849	879	1,008
Net gains on sale of securities available for sale	206	2,568	0	0	0	2,568	2,699
Gain (loss) on foreign currency exchange	3	14	(144)	(57)	(67)	(253)	1
Other income, net	3	0	6	30	0	36	41

NET OTHER INCOME (EXPENSE)	2,801	15,167	2,291	7,263	15,118	39,840	10,697

TOTAL OPERATING EXPENSES	(24,691)	(6,327)	(6,321)	(7,020)	(9,261)	(28,929)	(7,586)

INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN
ACCOUNTING PRINCIPLE	$77,518	$16,650	$8,933	$11,249	$21,070	$57,902	$14,834
Cumulative effect on prior years (to Dec. 31, 2004) of a
change in the credit loss reserve methodology	2,733	0	0	0	0	0	0
Cumulative effect on prior years (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting
stock-based employee compensation .	(150)	0	0	0	0	0	0

NET INCOME	$80,101	$16,650	$8,933	$11,249	$21,070	$57,902	$14,834

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Net income per share	$2.08	$0.44	$0.24	$0.31	$0.58	$1.56	$0.41

PERFORMANCE RATIOS
Return on average assets	3.0%	2.3%	1.1%	1.3%	2.2%	1.7%	1.5%
Return on average stockholders' equity	12.9%	11.1%	6.2%	7.9%	14.5%	10.0%	10.2%
Net interest margin	1.70%	1.62%	1.87%	1.78%	1.76%	1.76%	1.82%
Net interest spread	0.67%	0.44%	0.82%	0.78%	0.76%	0.70%	0.88%
Total operating expenses to average assets	0.93%	0.86%	0.78%	0.79%	0.96%	0.85%	0.79%

EXHIBIT VI

BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE YEAR ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/05	DEC 31/06	MAR 31/06	DEC 31/06	MAR 31/07

COMMERCIAL DIVISION:

Net interest income	$39.4	$50.9	$10.2	$14.3	$14.8
Non-interest opeating income (1)	5.8	6.4	1.6	1.7	1.3
Operating expenses	(21.7)	(23.7)	(5.5)	(7.4)	(6.1)
Net operating income (2)	23.5	33.7	6.3	8.6	10.0
Reversal of provision for loan and off-balance sheet credit losses, net	38.4	13.0	7.4	1.4	0.8
Cumulative effect on prior years (to Dec. 31, 2004) of a change in the
credit loss reserve methodology	2.7	0.0	0.0	0.0	0.0
Cumulative effect on prior periods (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting
stock-based employee compensation	(0.1)	0.0	0.0	0.0	0.0

NET INCOME	$64.5	$46.7	$13.7	$10.0	$10.8

Commercial Average Interest-Earning Assets:
Loans, net of discounts	2,317	2,715	2,495	3,027	3,067
Total average interest-earning assets (3)	2,317	2,715	2,495	3,027	3,067

TREASURY DIVISION:

Net interest income	5.9	7.9	1.4	2.5	2.2
Non-interest operating income (1)	2.5	3.0	2.4	4.9	3.3
Operating expenses	(3.0)	(5.2)	(0.9)	(1.9)	(1.5)
Net operating income (2)	5.4	5.6	2.9	5.5	4.0
Recoveries on assets, net of impairments	10.2	5.6	0.0	5.6	0.0
Cumulative effect on prior periods (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting
stock-based employee compensation	(0.0)	0.0	0.0	0.0	0.0

NET INCOME	$15.6	$11.2	$2.9	$11.0	$4.0

Treasury Average Interest-Earning Assets:
Cash and due from banks	158	180	185	151	230
Securities available for sale and securities held to maturity	181	390	217	463	379
Trading assets	0	50	0	128	123

Total average interest-earning assets (4)	339	620	402	741	732

CONSOLIDATED:

Net interest income	45.3	58.8	11.6	16.7	17.1
Non-interest operating income (1)	8.4	9.4	4.0	6.6	4.5
Operating expenses	(24.7)	(28.9)	(6.3)	(9.3)	(7.6)
Net operating income (2)	28.9	39.3	9.2	14.1	14.0
Reversal of provision for loan and off-balance sheet credit losses, net	38.4	13.0	7.4	1.4	0.8
Recoveries on assets, net of impairments	10.2	5.6	0.0	5.6	0.0
Cumulative effect on prior periods (to Dec. 31, 2004) of a
change in the credit loss reserve methodology	2.7	0.0	0.0	0.0	0.0
Cumulative effect on prior periods (to Dec. 31, 2004) of an early adoption of the fair-value based method of accounting
stock-based employee compensation	(0.2)	0.0	0.0	0.0	0.0

NET INCOME	$80.1	$57.9	$16.7	$21.1	$14.8

Total Average Interest-Earning Assets:
Interest-earning assets	2,656	3,336	2,897	3,768	3,798
Total average interest-earning assets	$2,656	$3,336	$2,897	$3,768	$3,798

The bank has aligned its operations into two major business segments, based on the nature of clients, products and on credit risk standards.

The Commercial division primarily provides foreign trade and working capital financing to Latin American banks and exporting corporations, through loans, letters of credit, and acceptances, guarantees covering commercial and country risk, and credit commitments. This area also covers trade related services to its Latin American clients, such as payments and e-learning.

The Treasury division is responsible for managing the Bank's asset and liability position, liquidity, secondary market available for sale portfolio, the proprietary trading desk, and, currency and interest rate risk.

Interest expenses and overhead operating expenses are allocated based on average credits.

(1)	Non-interest operating income consists of net other income (expense), excluding reversals (provisions) for losses on off balance sheet credit risks and recoveries (impairment) on assets.

(2)
Net operating income refers to net income excluding reversals of provisions for credit losses, recoveries (impairment) on assets, and cumulative effect on prior years of changes in accounting principles.

(3)	Includes loans, net of unearned income and deferred loan fees.

(4)	Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities.

EXHIBIT VII
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31MAR06		31DEC06		31MAR07		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(C) - (B)	(C) - (A)

ARGENTINA	$72	2.0	$216	5.4	$190	4.5	($26)	$118
BOLIVIA	5	0.1	5	0.1	5	0.1	0	0
BRAZIL	1,366	38.2	1,663	41.5	1,698	40.5	35	333
CHILE	297	8.3	207	5.2	238	5.7	31	(59)
COLOMBIA	366	10.2	329	8.2	476	11.4	147	111
COSTA RICA	102	2.9	97	2.4	46	1.1	(51)	(56)
DOMINICAN REPUBLIC	123	3.4	127	3.2	83	2.0	(44)	(40)
ECUADOR	150	4.2	160	4.0	121	2.9	(39)	(29)
EL SALVADOR	89	2.5	88	2.2	65	1.5	(24)	(24)
GUATEMALA	49	1.4	95	2.4	111	2.6	15	61
HONDURAS	25	0.7	37	0.9	41	1.0	5	16
JAMAICA	73	2.0	49	1.2	42	1.0	(7)	(30)
MEXICO	235	6.6	283	7.1	269	6.4	(14)	34
NICARAGUA	2	0.1	10	0.3	13	0.3	2	11
PANAMA	237	6.6	220	5.5	190	4.5	(31)	(48)
PERU	242	6.8	280	7.0	243	5.8	(38)	1
TRINIDAD & TOBAGO	82	2.3	104	2.6	209	5.0	105	127
URUGUAY	7	0.2	0	0.0	0	0.0	0	(7)
VENEZUELA	47	1.3	35	0.9	154	3.7	120	107
OTHER	5	0.2	1	0.0	1	0.0	1	(4)

TOTAL CREDIT PORTFOLIO (1)	$3,573	100%	$4,006	100%	$4,195	100%	$189	$622

UNEARNED INCOME AND COMMISSION (2)	(5)		(4)		(4)		0	1

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$3,568		$4,001		$4,190		$189	$623

(1)
Includes book value of loans, fair value of selected investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT VIII
AVAILABLE FOR SALE PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)	(B)	(C)
COUNTRY	Mar. 31, 2006	Dec. 31, 2006	Mar. 31, 2007	(C) - (B)	(C) - (A)

ARGENTINA	$9	$9	$20	$11	$11
BRAZIL	88	133	177	45	89
CHILE	32	32	41	9	9
COLOMBIA	85	98	100	1	15
DOMINICAN REPUBLIC	0	0	16	16	16
EL SALVADOR	20	5	0	(5)	(20)
MEXICO	33	50	72	22	39
PANAMA	20	20	20	0	0

TOTAL AVAILABLE FOR SALE PORTFOLIO	$287	$346	$446	$100	$159

EXHIBIT IX

CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION
	(A)	(B)	(C)
COUNTRY	1QTR06	4QTR06	1QTR07	(C) - (B)	(C) - (A)

ARGENTINA	$19	$106	$75	($31)	$56
BOLIVIA	5	0	5	5	0
BRAZIL	315	435	467	32	152
CHILE	63	110	133	23	70
COLOMBIA	349	182	247	65	(103)
COSTA RICA	86	51	43	(8)	(43)
DOMINICAN REPUBLIC	209	186	95	(91)	(114)
ECUADOR	138	132	98	(34)	(40)
EL SALVADOR	18	66	38	(28)	20
GUATEMALA	27	62	66	4	38
HONDURAS	15	23	30	8	16
JAMAICA	71	44	49	6	(22)
MEXICO	380	141	108	(34)	(272)
NICARAGUA	2	5	10	5	8
PANAMA	63	32	18	(13)	(45)
PERU	183	241	s 168	(73)	(15)
TRINIDAD & TOBAGO	112	123	273	150	161
URUGUAY	3	0	0	0	(3)
VENEZUELA	3	23	149	126	146
OTHER	0	0	1	1	1
TOTAL CREDIT DISBURSED	$2,061	$1,960	$2,071	$111	$10

(1)
Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Monday, April 23, 2007, at 11:00 a.m., New York City time. For those interested in participating, please dial (888) 335-5539 in the United States or, if outside the United States, (973) 582-2857. Participants should use conference ID# 8675166, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.blx.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through April 30, 2007. Please dial (877) 519-4471 or (973) 341-3080, and follow the instructions. The Conference ID# for the replayed call is 8675166.

For more information, please access www.blx.com or contact:

Mr. Carlos Yap S.
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box: 0819-08730
Panama City, Panama
Tel: (507) 210-8563
Fax: (507) 269-6333
e-mail address: cyap@blx.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
e-mail address: bladex@i-advize.com